UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

           UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                         AMENDMENT NO. 2

                     The Grand Union Company
-----------------------------------------------------------------
                        (Name of Issuer)

            Common Stock (Par Value $ 1.00 Per Share)
    (Upon Conversion of Class A Convertible Preferred Stock)
-----------------------------------------------------------------
                 (Title of Class of Securities)

                            386532303
-----------------------------------------------------------------
                         (CUSIP Number)

    David K. Robbins, Esq.           Michael Pastore, Esq.
 Fried, Frank, Harris, Shriver    General Electric Investment
          & Jacobson                      Corporation
    350 South Grand Avenue            3003 Summer Street
          32nd Floor             Stamford, Connecticut  06904
    Los Angeles, CA  90071              (203) 326-2312
        (213) 473-2005
------------------------------   -----------------------------

  (Name, Address and Telephone Number of Persons Authorized to
               Receive Notices and Communications)

                        February 25, 1997
-----------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b)(3) or (4), check the following box [].

NOTE:   Six  copies  of this statement, including  all  exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 336532303                         Page 2 of 16 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TREFOIL CAPITAL INVESTORS II, L.P.
          EIN:  95-4499689

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) []
                                                       (b) []

3    SEC USE ONLY



4    SOURCE OF FUNDS*

          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                         []

          NOT APPLICABLE

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

             7    SOLE VOTING POWER

 NUMBER OF             6,964,534.96

  SHARES
BENEFICIALLY 8    SHARED VOTING POWER
                       0
 OWNED BY
             9    SOLE DISPOSITIVE POWER
   EACH
                       6,964,534.96
 REPORTING

  PERSON     10   SHARED DISPOSITIVE POWER

   WITH                0

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          13,929,069.91


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        []

          NOT APPLICABLE
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          58.21%

14   TYPE OF REPORTING PERSON*

          PN



                          SCHEDULE 13D

CUSIP No. 336532303                         Page 3 of 16 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TREFOIL INVESTORS II, INC.
          EIN:  95-4498559

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) []
                                                       (b) []

3    SEC USE ONLY



4    SOURCE OF FUNDS*

          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                         []

          NOT APPLICABLE

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

             7    SOLE VOTING POWER

 NUMBER OF             6,964,534.96

  SHARES
BENEFICIALLY 8    SHARED VOTING POWER
                       0
 OWNED BY
             9    SOLE DISPOSITIVE POWER
   EACH
                       0
 REPORTING

  PERSON     10   SHARED DISPOSITIVE POWER

   WITH                6,964,534.96

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          13,929,069.91


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        []

          NOT APPLICABLE
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          58.21%

14   TYPE OF REPORTING PERSON*

          CO



                          SCHEDULE 13D

CUSIP No. 336532303                         Page 4 of 16 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SIGMA HEDGE PARTNERS, G.P.
          EIN:  06-1420583

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) []
          NOT APPLICABLE                               (b) []

3    SEC USE ONLY



4    SOURCE OF FUNDS*

          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                         []

          NOT APPLICABLE

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

             7    SOLE VOTING POWER

 NUMBER OF             0

  SHARES
BENEFICIALLY 8    SHARED VOTING POWER
                       0
 OWNED BY
             9    SOLE DISPOSITIVE POWER
   EACH
                       0
 REPORTING

  PERSON     10   SHARED DISPOSITIVE POWER

   WITH                6,964,534.96

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          13,929,069.91


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        []

          NOT APPLICABLE
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          58.21%

14   TYPE OF REPORTING PERSON*

          PN



                          SCHEDULE 13D

CUSIP No. 336532303                         Page 5 of 16 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DELTA PT INVESTORS CORPORATION
          EIN:  06-142580

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) []
          NOT APPLICABLE                               (b) []

3    SEC USE ONLY



4    SOURCE OF FUNDS*

          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                         []

          NOT APPLICABLE

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

             7    SOLE VOTING POWER

 NUMBER OF             0

  SHARES
BENEFICIALLY 8    SHARED VOTING POWER
                       0
 OWNED BY
             9    SOLE DISPOSITIVE POWER
   EACH
                       0
 REPORTING

  PERSON     10   SHARED DISPOSITIVE POWER

   WITH                6,964,534.96

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          13,929,069.91


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        []

          NOT APPLICABLE
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          58.21%

14   TYPE OF REPORTING PERSON*

          CO



                          SCHEDULE 13D

CUSIP No. 336532303                         Page 6 of 16 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          EPSILON EQUITIES, INC.
          EIN:  06-142580

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) []
          NOT APPLICABLE                               (b) []

3    SEC USE ONLY



4    SOURCE OF FUNDS*

          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                         []

          NOT APPLICABLE

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

             7    SOLE VOTING POWER

 NUMBER OF             0

  SHARES
BENEFICIALLY 8    SHARED VOTING POWER
                       0
 OWNED BY
             9    SOLE DISPOSITIVE POWER
   EACH
                       0
 REPORTING

  PERSON     10   SHARED DISPOSITIVE POWER

   WITH                0

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          13,929,069.91


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        []

          NOT APPLICABLE
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          58.21%

14   TYPE OF REPORTING PERSON*

          CO



                          SCHEDULE 13D

CUSIP No. 336532303                         Page 7 of 16 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TRUSTEES OF GENERAL ELECTRIC PENSION TRUST
          EIN:  14-6016763

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) []
          NOT APPLICABLE                               (b) []

3    SEC USE ONLY



4    SOURCE OF FUNDS*

          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                         []

          NOT APPLICABLE

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK

             7    SOLE VOTING POWER

 NUMBER OF             0

  SHARES
BENEFICIALLY 8    SHARED VOTING POWER
                       0
 OWNED BY
             9    SOLE DISPOSITIVE POWER
   EACH
                       0
 REPORTING

  PERSON     10   SHARED DISPOSITIVE POWER

   WITH                6,964,534.96

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          13,929,069.91


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        []

          NOT APPLICABLE
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          58.21%

14   TYPE OF REPORTING PERSON*

          EP



                          SCHEDULE 13D

CUSIP No. 386532303                         Page 8 of 16 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GE INVESTMENT PRIVATE PLACEMENT PARTNERS II, A LIMITED
     PARTNERSHIP
          EIN:  06-1429671

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) []
                                                       (b) []

3    SEC USE ONLY



4    SOURCE OF FUNDS*

          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                         []

          NOT APPLICABLE

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

             7    SOLE VOTING POWER
 NUMBER OF
  SHARES               6,964,534.96

BENEFICIALLY 8    SHARED VOTING POWER
                       0
 OWNED BY
             9    SOLE DISPOSITIVE POWER
   EACH
 REPORTING             6,964,534.96

  PERSON     10   SHARED DISPOSITIVE POWER
   WITH
                       0

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          13,929,069.91


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        []


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          58.21%

14   TYPE OF REPORTING PERSON*

          PN



                          SCHEDULE 13D

CUSIP No. 386532303                         Page 9 of 16 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GE INVESTMENT MANAGEMENT INCORPORATED
          EIN:  06-1238874

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) []
                                                       (b) []
          NOT APPLICABLE

3    SEC USE ONLY



4    SOURCE OF FUNDS*

          NOT APPLICABLE

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                         []

          NOT APPLICABLE

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

             7    SOLE VOTING POWER
 NUMBER OF
  SHARES               6,964,534.96

BENEFICIALLY 8    SHARED VOTING POWER
                       0
 OWNED BY
             9    SOLE DISPOSITIVE POWER
   EACH
 REPORTING             6,964,534.96

  PERSON     10   SHARED DISPOSITIVE POWER
   WITH
                       0

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          13,929,069.91

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        []

          NOT APPLICABLE
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          58.21%

14   TYPE OF REPORTING PERSON*

          CO



                          SCHEDULE 13D

CUSIP No. 386532303                         Page 10 of 16 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GENERAL ELECTRIC COMPANY
          EIN:  14-0689340

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) []
                                                       (b) []
          NOT APPLICABLE

3    SEC USE ONLY



4    SOURCE OF FUNDS*

          NOT APPLICABLE

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                         []

          NOT APPLICABLE

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK

             7    SOLE VOTING POWER
 NUMBER OF
  SHARES               DISCLAIMED (SEE 11 BELOW)

BENEFICIALLY 8    SHARED VOTING POWER
                       0
 OWNED BY
             9    SOLE DISPOSITIVE POWER
   EACH
 REPORTING             DISCLAIMED (SEE 11 BELOW)

  PERSON     10   SHARED DISPOSITIVE POWER
   WITH
                       0

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          BENEFICIAL OWNERSHIP OF ALL SHARES DISCLAIMED BY
     GENERAL ELECTRIC COMPANY

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        []

          NOT APPLICABLE
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          NOT APPLICABLE

14   TYPE OF REPORTING PERSON*

          CO

ITEM 1.  SECURITY AND ISSUER.
         -------------------

         Item 1 of the Schedule 13D is hereby amended and supplemented to add the following:

         This Amendment No. 2 is filed on behalf of Trefoil Capital Investors II, L.P., a Delaware limited partnership ("Trefoil"), Trefoil Investors II, Inc., a Delaware corporation ("Trefoil III"), Sigma Hedge Partners, G.P., a Delaware partnership ("Sigma"), Delta PT Investors Corporation, a Delaware corporation ("Delta"), Epsilon Equities, Inc., a Delaware corporation ("Epsilon"), the Trustees of General Electric Pension Trust, a New York common law trust ("GEPT"), GE Investments Private Placement Partners II, A Limited Partnership, a Delaware limited partnership ("GEI" and collectively with Trefoil, the "Purchasers"), GE Investment Management Incorporated, a Delaware corporation and General Electric Company, a New York corporation (collectively, the "Filing Persons"), in respect of the Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on August 12, 1996, as amended pursuant to Amendment No. 1 thereto filed on September 18, 1996 (collectively, the "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Common Stock") of The Grand Union Company (the "Company"), which is issuable upon conversion of the shares of the Company's Class A Convertible Preferred Stock, par value $1.00 per share (the "Preferred Stock") to be purchased by Trefoil and GEI pursuant to, and subject to the conditions of, the Stock Purchase Agreement, dated as of July 30, 1996, by and among the Company, Trefoil and GEI (the "Stock Purchase Agreement"). Capitalized terms used herein without definition shall have the meanings given them in the Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER
         CONSIDERATION
         -----------------------------------

         Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

         Pursuant to the Stock Purchase Agreement, on February 25, 1997 the Company, Trefoil and GEI consummated the Third Closing (as defined in the Stock Purchase Agreement), thereby purchasing an aggregate of 400,000 shares of the Preferred Stock for $20,000,000.

         The funds used to purchase the shares of Preferred Stock were obtained as follows:

         Trefoil. The total amount of funds required by Trefoil to purchase the Preferred Stock to be purchased by it in connection with the Third Closing (as defined in the Stock Purchase Agreement) pursuant to the Stock Purchase Agreement is $20 million. Sigma obtained the necessary funds from capital contributions by its partners. Trefoil III, Delta and Epsilon each obtained the necessary funds to make their respective capital contributions from capital contributions by their respective stockholders. GEPT obtained the necessary funds to make its capital contributions from plan assets.

         GEI. The total amount of funds required by GEI to purchase the Preferred Stock to be purchased by it in connection with the Third Closing (as defined in the Stock Purchase
Agreement) pursuant to the Stock Purchase Agreement is $20 million. GEI obtained the necessary funds from capital contributions from its partners.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

         Pursuant to the Stock Purchase Agreement, on
February 25, 1997, the Company, Trefoil and GEI consummated the
Third Closing (as defined in the Stock Purchase Agreement), thereby purchasing an aggregate of 400,000 shares of the Preferred Stock for $20,000,000.

        Subject to the foregoing and to the response to Item 5 herein, the Purchasers have no plans or proposals which relate to or would result in any such transaction, event or action as is enumerated in paragraphs (a) through (j) of Item 4 of the form of
Schedule 13D promulgated under the Exchange Act.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.
         -------------------------------------

         Item 5(a) of the Schedule 13D is hereby amended to read in its entirety as follows:

         (a) For purposes of Rule 13d-3 under the Exchange Act, by virtue of the Stock Purchase Agreement, each of Trefoil and GEI may be deemed to be the beneficial owner of an aggregate of 13,929,069.91 shares of Common Stock into which the aggregate 2,000,000 shares of the Preferred Stock to be purchased by them pursuant to the Stock Purchase Agreement, plus all additional shares of Preferred Stock issued to the Purchasers as payment of dividends on Preferred Stock, are convertible. To date, there have been two distributions of dividends on Preferred Stock. On September 30, 1996, the Company paid the first quarterly dividend on Preferred Stock through the issuance of 1,322 shares of Preferred Stock to each of the Purchasers. On December 31, 1996, the Company paid the second quarterly dividend on Preferred Stock through the issuance of 8,528 additional shares of Preferred Stock to each of the Purchasers.<FN1>

         Each of Trefoil and GEI has agreed pursuant to the Stock Purchase Agreement to purchase 1,000,000 shares of the Preferred Stock , and as described above, has been issued an additional 9,850 shares of Preferred Stock as payment of dividends, the sum of which is

<FN1>  Fractional shares of Preferred Stock were not issued
       in connection with such dividend payments; however, the Purchasers will be credited for accrued but unissued fractional shares on a cumulative basis as subsequent dividends are paid.

convertible into 6,964,534.96 shares of Common Stock. The aggregate 13,929,069.91 shares of Common Stock beneficially owned by the Purchasers, if outstanding, would constitute approximately
58.21%<FN2> of the total number of shares of Common Stock outstanding.

<FN2>  Based on 10,000,000 shares of Common Stock outstanding as of July 30, 1996, as represented by the Company in the Stock Purchase Agreement, and a conversion price of $7.25 per share of Common Stock, determined as of the date of the Principal Closing in accordance with the terms of the Certificate of Designation of the Preferred Stock.

                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 27, 1997

                             TREFOIL CAPITAL INVESTORS II, L.P.
                             By:  Trefoil Investors II, Inc.,
                                  a general partner


                             By:   /s/ Robert G. Moskowitz
                                ------------------------------
                                Name:  Robert G. Moskowitz
                                Title: Vice President


                             TREFOIL INVESTORS II, INC.


                             By:   /s/ Robert G. Moskowitz
                                ------------------------------
                                Name:  Robert G. Moskowitz
                                Title: Vice President


                            SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 27, 1997

                             GE INVESTMENT PRIVATE PLACEMENT
                             PARTNERS II, A LIMITED PARTNERSHIP
                             By:   GE Investment Management
                                   Incorporated,
                                   as general partner


                             By:   /s/ Michael M. Pastore
                                ------------------------------
                                Name:  Michael M. Pastore
                                Title: Vice President



                             GE INVESTMENT MANAGEMENT
                             INCORPORATED


                             By:   /s/ Michael M. Pastore
                                ------------------------------
                                Name:  Michael M. Pastore
                                Title: Vice President



                             GENERAL ELECTRIC COMPANY


                             By:   /s/ John H. Myers
                                ------------------------------
                                Name:  John H. Myers
                                Title: Vice President


                             SIGMA HEDGE PARTNERS, G.P.
                             By:   Delta PT Investors
                                   Corporation,
                                   a general partner


                             By:   /s/ Michael M. Pastore
                                -----------------------------
                                Name:  Michael M. Pastore
                                Title: Vice President



                             DELTA PT INVESTORS CORPORATION


                             By:   /s/ Michael M. Pastore
                                ------------------------------
                                Name:  Michael M. Pastore
                                Title: Vice President



                             EPSILON EQUITIES, INC.


                             By:   /s/ Michael M. Pastore
                                ------------------------------
                                Name:  Michael M. Pastore
                                Title: Vice President



                             GENERAL ELECTRIC PENSION TRUST


                             By:   /s/ John H. Myers
                                ------------------------------
                                Name:  John H. Myers
                                Title: Trustee